Exhibit 99.1
Nomad Foods Reports Fourth Quarter and Full Year 2023 Financial Results

Delivers record-high net sales and Adjusted EBITDA; Full year Adjusted EPS of €1.61

Affirms strong 2024 financial guidance

FELTHAM, England - February 29, 2024 - Nomad Foods Limited (NYSE: NOMD) (the "Company" or "Nomad Foods"), today reported financial results for the three and twelve-month periods ended December 31, 2023.

The Company finished the year on excellent footing and given the ongoing sequential improvement in its monthly trends, the business is on track to return to positive volume growth in 2024.

Key operating highlights and financial performance for the fourth quarter 2023, when compared to the fourth quarter 2022, include:

•Reported revenue increased 1.4% to €761 million
•Organic revenue growth of 1.9%
•Adjusted EBITDA up 3.2% to €117 million
•Adjusted EPS of €0.32
Key operating highlights and financial performance for the full year 2023, when compared to the full year 2022, include:

•Reported revenue increased 3.6% to €3.0 billion
•Organic revenue growth of 4.9%
•Adjusted EBITDA increased 2.0% to €535 million
•Adjusted EPS of €1.61
•Adjusted free cash flow of €300 million, representing an adjusted free cash flow conversation of 109%
2024 full year guidance
For the full year 2024, the Company expects organic net revenue growth of 3%-4%, driven by positive volume/mix, adjusted EBITDA growth of 4%-6%, and adjusted EPS of €1.75-€1.80, implying growth of 9-12%. Based on USD/EUR exchange rate as of February 17th, this translates into 2024 adjusted EPS of $1.89-$1.95. The Company expects full year cash flow conversion in the range of 90% to 95%.
Management Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “I am proud of the dedication and resilience of the entire Nomad Foods team as we delivered another year of record-high sales and adjusted EBITDA.”

“Looking ahead to 2024, I am even more excited about our continued momentum as we return to our normal operating cadence. Frozen food consumption trends are rebounding, and we are well-positioned to deliver attractive organic growth as we sharpen our innovation focus and raise our marketing and brand investments. We are elevating our productivity agenda and aggressively managing costs, which, coupled with our effective capital allocation, positions us to generate stronger bottom-line growth and superior shareholder returns over the long-term.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are delighted to report a record financial performance ahead of our expectations, marking yet another milestone in our continuous growth journey. We are delivering on our commitments to drive long-term value creation – sustainable organic growth, robust free cash flow generation and disciplined capital allocation. As we enter 2024, we are excited to be playing offence. Strong business momentum, increasing investments in our brands, impactful innovation, and a more normalized operating environment position us for success in 2024 and beyond.”
Fourth Quarter of 2023 results compared to the Fourth Quarter of 2022
•Revenue increased 1.4% to €761 million. Organic revenue increase of 1.9% was driven by a 7.5% increase in price offset by a 5.6% decline in volume/mix.
•Gross profit increased 8% to €208 million. Gross margin increased 160 basis points to 27.3% driven by a favorable comparison in the timing of pricing delivery in the prior year.

Exhibit 99.1
•Adjusted operating expenses increased 14% to €117 million due to increased A&P investment in the business.
•Adjusted EBITDA increased by 3.2% to €117 million and Adjusted Profit after tax decreased 9% to €52 million due to higher interest charges.
•Adjusted EPS decreased 3.0% to €0.32, reflecting the decrease in Adjusted Profit after tax due to higher interest charges. Reported EPS decreased 29% to €0.15.

Year Ended 2023 results compared to the Year Ended 2022
•Revenue increased 3.6% to €3,045 million. Organic revenue increase of 4.9% was driven by a 14.4% increase in price offset by a 9.5% decline in volume/mix.
•Gross profit increased 5% to €859 million. Gross margin increased 50 basis points to 28.2% linked to the successful recovery of higher input costs through pricing and a benefit in the cost of goods sold from the tail end of our cover positions from 2022.
•Adjusted operating expenses increased 10% to €419 million due to increased A&P investment in the business.
•Adjusted EBITDA increased 2% to €535 million and Adjusted Profit after tax decreased 6% to €275 million, due to higher interest charges.
•Adjusted EPS decreased 4.2% to €1.61, reflecting the decrease in Adjusted Profit after tax due to higher interest charges. Reported EPS decreased 21% to €1.13.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, February 29, 2023 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). To participate on the live call, listeners in North America may dial +1-877-451-6152 and international listeners may dial +1-201-389-0879. Additionally, there will be a presentation to accompany the conference call and the call is being webcast. Both can be accessed at the Nomad Foods website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13744170.

Enquiries
Investor Relations Contact
Amit Sharma, Head of Investor Relations
amit.sharma@nomadfoods.com

Media Relations Contact
Jim Golden / Ed Hammond / Jack Kelleher
Collected Strategies
nomad-cs@collectedstrategies.com
+1-617-3124937; +1-917-3466841

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information

Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and twelve months ended December 31, 2023 and for comparative purposes, the three and twelve months ended December 31, 2022.

Adjusted financial information for the three and twelve months ended December 31, 2023 and 2022 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency exchange charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and twelve months ended December 31, 2023 and 2022 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities before cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, but after capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Please see on pages 8 to 17, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The Company is unable to reconcile, without unreasonable efforts, Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended December 31, 2023 and December 31, 2022

	Three months ended December 31, 2023	Three months ended December 31, 2022
	€m	€m
Revenue	760.8	750.2
Cost of sales	(553.1)	(557.5)
Gross profit	207.7	192.7
Other operating expenses	(122.6)	(103.6)
Exceptional items	(18.4)	(23.5)
Operating profit	66.7	65.6
Finance income	6.2	2.7
Finance costs	(26.7)	(22.0)
Net financing costs	(20.5)	(19.3)
Profit before tax	46.2	46.3
Taxation	(21.5)	(9.2)
Profit for the period	24.7	37.1

Basic earnings per share
Weighted average shares outstanding in millions	163.8	174.2
Basic earnings per share in €	0.15	0.21
Diluted earnings per share
Weighted average shares outstanding in millions	164.4	174.2
Diluted earnings per share in €	0.15	0.21

Statements of Profit or Loss (audited)
Twelve months ended December 31, 2023 and December 31, 2022

	Twelve months ended December 31, 2023	Twelve months ended December 31, 2022
	€m	€m
Revenue	3,044.5	2,939.7
Cost of sales	(2,185.8)	(2,124.4)
Gross profit	858.7	815.3
Other operating expenses	(445.8)	(391.2)
Exceptional items	(72.5)	(48.7)
Operating profit	340.4	375.4
Finance income	22.8	12.1
Finance costs	(109.6)	(66.5)
Net financing costs	(86.8)	(54.4)
Profit before tax	253.6	321.0
Taxation	(60.9)	(71.2)
Profit for the period	192.7	249.8

Basic and diluted earnings per share in €	1.13	1.43

Nomad Foods Limited As Reported
Statements of Financial Position (audited)
As at December 31, 2023 and December 31, 2022

	As at December 31, 2023	As at December 31, 2022
	€m	€m
Non-current assets
Goodwill	2,105.0	2,101.6
Intangibles	2,468.2	2,457.6
Property, plant and equipment	563.7	542.9
Other non-current assets	7.1	8.1
Derivative financial instruments	0.7	0.2
Deferred tax assets	106.9	100.4
Total non-current assets	5,251.6	5,210.8
Current assets
Cash and cash equivalents	412.9	369.7
Inventories	446.4	457.1
Trade and other receivables	263.4	261.7
Current tax receivable	40.7	5.1
Indemnification assets	0.5	1.8
Derivative financial instruments	1.2	19.9
Total current assets	1,165.1	1,115.3
Total assets	6,416.7	6,326.1
Current liabilities
Trade and other payables	769.8	695.4
Current tax payable	189.5	183.0
Provisions	35.1	36.1
Loans and borrowings	21.4	22.6
Derivative financial instruments	12.2	3.7
Total current liabilities	1,028.0	940.8
Non-current liabilities
Loans and borrowings	2,113.7	2,142.3
Employee benefits	158.3	132.1
Other non-current liabilities	0.5	1.1
Provisions	1.4	1.3
Derivative financial instruments	97.8	56.6
Deferred tax liabilities	425.1	445.7
Total non-current liabilities	2,796.8	2,779.1
Total liabilities	3,824.8	3,719.9
Net assets	2,591.9	2,606.2
Equity attributable to equity holders
Share capital and capital reserve	1,426.1	1,596.7
Share based compensation reserve	31.4	13.8
Translation reserve	101.0	89.3
Other reserves	(24.6)	19.8
Retained earnings	1,058.0	886.6
Total equity	2,591.9	2,606.2

Nomad Foods Limited As Reported
Statements of Cash Flows (audited)
For the year ended December 31, 2023 and the year ended December 31, 2022

	For the Year ended December 31, 2023	For the Year ended December 31, 2022
	€m	€m
Cash flows from operating activities
Profit for the period	192.7	249.8
Adjustments for:
Exceptional items	72.5	48.7
Share based payment expense	24.1	8.1
Depreciation and amortization	95.0	88.6
Loss on disposal and impairment of property, plant and equipment	1.2	0.8
Net finance costs	86.8	54.4
Taxation	60.9	71.2
Operating cash flow before changes in working capital, provisions and exceptional items	533.2	521.6
Decrease/(increase) in inventories	18.8	(61.7)
Decrease/(increase) in trade and other receivables	0.3	(38.3)
Increase in trade and other payables	42.1	5.6
Decrease in employee benefits and other provisions	(3.2)	(2.4)
Cash generated from operations before tax and exceptional items	591.2	424.8
Payments relating to exceptional items	(67.6)	(65.2)
Receipts relating to exceptional items	—	24.4
Tax paid	(92.8)	(80.2)
Net cash generated from operating activities	430.8	303.8
Cash flows from investing activities
Business combinations, net of cash acquired	—	0.4
Purchase of property, plant and equipment and intangibles	(82.4)	(79.1)
Interest received	5.3	—
Redemption of investments	0.3	—
Cash used in investing activities	(76.8)	(78.7)
Cash flows from financing activities
Repurchase of ordinary shares	(170.9)	(26.8)
Payments related to shares withheld for tax	(7.1)	(2.9)
Issuance of new loan principal	6.0	799.3
Repayment of loan principal	(12.6)	(916.2)
Payment of lease liabilities	(30.1)	(26.5)
Payment of financing fees	(3.3)	(6.5)
Interest paid	(93.9)	(54.2)
Payment of interest on tax relating to legacy tax audits	(9.2)	—
(Payment)/proceeds from settlements of derivatives	(0.4)	124.8
Other financing cash flows	—	0.9
Net cash used in financing activities	(321.5)	(108.1)
Net increase in cash and cash equivalents	32.5	117.0
Cash and cash equivalents at beginning of period	366.8	254.2
Effect of exchange rate fluctuations	0.4	(4.4)
Cash and cash equivalents at end of period*	399.7	366.8
*Cash and cash equivalents includes bank overdrafts of €13.2 million for the year ended December 31, 2023 (2022: €2.9 million).

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended December 31, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended December 31, 2023

€ in millions, except per share data	As reported for the three months ended December 31, 2023	Adjustments		As Adjusted for the three months ended December 31, 2023
Revenue	760.8	—		760.8
Cost of sales	(553.1)	—		(553.1)
Gross profit	207.7	—		207.7
Other operating expenses	(122.6)	5.3	(a)	(117.3)
Exceptional items	(18.4)	18.4	(b)	—
Operating profit	66.7	23.7		90.4
Finance income	6.2	(5.2)		1.0
Finance costs	(26.7)	0.4		(26.3)
Net financing costs	(20.5)	(4.8)	(c)	(25.3)
Profit before tax	46.2	18.9		65.1
Taxation	(21.5)	8.7	(d)	(12.8)
Profit for the period	24.7	27.6		52.3

Weighted average shares outstanding in millions - basic	163.8	—		163.8
Basic earnings per share	0.15			0.32
Weighted average shares outstanding in millions - diluted	164.4	—		164.4
Diluted earnings per share	0.15			0.32

(a)Share based payment charge including employer payroll taxes of €5.1 million and a non-operating M&A related credit of €0.2 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended December 31, 2023’ for a detailed list of exceptional items.
(c)Elimination of €4.9 million of foreign exchange translation gains, €0.3 million of interest income on legacy tax audits and €0.4 million of charges relating to the repricing of debt.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the three months ended December 31, 2023 to the reported results of Nomad Foods for such period.
Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2023

€ in millions	As reported for the three months ended December 31, 2023
Profit for the period	24.7
Taxation	21.5
Net financing costs	20.5
Depreciation and amortization	26.2
Exceptional items:
Business Transformation Program	16.6	(a)
Fortenova Group integration costs	2.8	(b)
Settlement of legacy matters	(1.0)	(c)
Other Adjustments:
Other add-backs	5.3	(d)
Adjusted EBITDA (e)	116.6

(a)Expenses associated with the multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(b)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(c)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(d)Represents the elimination of share based payment charge including employer payroll taxes of €5.1 million and elimination of a non-operating M&A related credit of €0.2 million.
(e)Adjusted EBITDA margin of 15.3% for the three months ended December 31, 2023 is calculated by dividing Adjusted EBITDA by Revenue of €760.8 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted financial information for the three months ended December 31, 2022 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Three Months Ended December 31, 2022

€ in millions, except per share data	As reported for the three months ended December 31, 2022	Adjustments		As Adjusted for the three months ended December 31, 2022
Revenue	750.2	—		750.2
Cost of sales	(557.5)	—		(557.5)
Gross profit	192.7	—		192.7
Other operating expenses	(103.6)	1.1	(a)	(102.5)
Exceptional items	(23.5)	23.5	(b)	—
Operating profit	65.6	24.6		90.2
Finance income	2.7	(2.3)		0.4
Finance costs	(22.0)	3.1		(18.9)
Net financing costs	(19.3)	0.8	(c)	(18.5)
Profit before tax	46.3	25.4		71.7
Taxation	(9.2)	(4.8)	(d)	(14.0)
Profit for the period	37.1	20.6		57.7

Weighted average shares outstanding in millions - basic	174.2	—		174.2
Basic earnings per share	0.21			0.33
Weighted average shares outstanding in millions - diluted	174.2	—		174.2
Diluted earnings per share	0.21			0.33

(a)Share based payment charge including employer payroll taxes of €1.2 million and a non-operating M&A related credit of €0.1 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) three months ended December 31, 2022’ for a detailed list of exceptional items.
(c)Elimination of a €2.3 million net gain from refinancing activities, €1.6 million of foreign exchange translation losses and €1.5 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the three months ended December 31, 2022 to the reported results of Nomad Foods for such period.
Adjusted EBITDA (unaudited)
Three Months Ended December 31, 2022

€ in millions	As reported for the three months ended December 31, 2022
Profit for the period	37.1
Taxation	9.2
Net financing costs	19.3
Depreciation and amortization	22.8
Exceptional items:
Findus Switzerland integration costs	0.7	(a)
Impairment of customer relationships	5.8	(b)
Information Technology Transformation program	0.6	(c)
Business Transformation Program	10.9	(d)
Distribution network integration	1.6	(e)
Fortenova Group integration costs	4.0	(f)
Factory optimization	0.9	(g)
Settlement of legacy matters	(1.0)	(h)
Other Adjustments:
Other add-backs	1.1	(i)
Adjusted EBITDA (j)	113.0

(a)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(b)Charge for the impairment of our food service customer relationships in Sweden.
(c)Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
(d)Expenses associated with the multi-year, enterprise-wide transformation and optimization program. Expenses in the period consisted of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(e)Expenses associated with the restructuring of the sales operations in northern Italy which was completed in 2023.
(f)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(g)Expenses associated with a three-year factory optimization program, initiated in 2018, to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. Due to delays in delivering the program, it was extended for an additional year and completed in 2022.
(h)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(i)Represents the elimination of share based payment charge including employer payroll taxes of €1.2 million and elimination of a non-operating M&A related credit of €0.1 million.
(j)Adjusted EBITDA margin of 15.1% for the three months ended December 31, 2022 is calculated by dividing Adjusted EBITDA by Revenue of €750.2 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the twelve months ended December 31, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2023

€ in millions, except per share data	As reported for the twelve months ended December 31, 2023	Adjustments		As Adjusted for the twelve months ended December 31, 2023
Revenue	3,044.5	—		3,044.5
Cost of sales	(2,185.8)	—		(2,185.8)
Gross profit	858.7	—		858.7
Other operating expenses	(445.8)	27.1	(a)	(418.7)
Exceptional items	(72.5)	72.5	(b)	—
Operating profit	340.4	99.6		440.0
Finance income	22.8	(17.0)		5.8
Finance costs	(109.6)	7.5		(102.1)
Net financing costs	(86.8)	(9.5)	(c)	(96.3)
Profit before tax	253.6	90.1		343.7
Taxation	(60.9)	(8.0)	(d)	(68.9)
Profit for the period	192.7	82.1		274.8

Weighted average shares outstanding in millions - basic	170.6	—		170.6
Basic earnings per share	1.13			1.61
Weighted average shares outstanding in millions - diluted	171.2	—		171.2
Diluted earnings per share	1.13			1.61

(a)Share based payment charge including employer payroll taxes of €26.1 million and non-operating M&A related costs of €1.0 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2023’ for a detailed list of exceptional items.
(c)Elimination of €16.7 million of net gains on repricing of debt, €3.5 million of interest cost on tax relating to legacy tax audits, €3.0 million of foreign exchange translation losses, €1.0 million of losses on derivatives and a €0.3 million gain from the reversal of an impairment loss on a short-term investment.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the twelve months ended December 31, 2023 to the reported results of Nomad Foods for such period:
Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2023

€ in millions	For the twelve months ended December 31, 2023
Profit for the period	192.7
Taxation	60.9
Net financing costs	86.8
Depreciation and amortization	95.0
Exceptional items:
Information Technology Transformation program	0.6	(a)
Business Transformation Program	68.4	(b)
Fortenova Group integration costs	4.3	(c)
Settlement of legacy matters	(0.8)	(d)
Other Adjustments:
Other add-backs	27.1	(e)
Adjusted EBITDA (f)	535.0

(a)Expenses associated with the Information Technology Transformation program, which are primarily professional fees. The program was completed in 2023.
(b)Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring, severance and transformational project costs, including business technology transformation initiative costs and related professional fees.
(c)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(d)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(e)Represents the elimination of share based payment charge including employer payroll taxes of €26.1 million and elimination of non-operating M&A related costs of €1.0 million.
(f)Adjusted EBITDA margin of 17.6% for the twelve months ended December 31, 2023 is calculated by dividing Adjusted EBITDA by Revenue of €3,044.5 million.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted financial information for the twelve months ended December 31, 2022 to the reported results of Nomad Foods for such period.
Adjusted Statements of Profit or Loss (unaudited)
Twelve Months Ended December 31, 2022

€ in millions, except per share data	As reported for the twelve months ended December 31, 2022	Adjustments		As Adjusted for the twelve months ended December 31, 2022
Revenue	2,939.7	—		2,939.7
Cost of sales	(2,124.4)	—		(2,124.4)
Gross profit	815.3	—		815.3
Other operating expenses	(391.2)	11.7	(a)	(379.5)
Exceptional items	(48.7)	48.7	(b)	—
Operating profit	375.4	60.4		435.8
Finance income	12.1	(11.5)		0.6
Finance costs	(66.5)	—		(66.5)
Net financing costs	(54.4)	(11.5)	(c)	(65.9)
Profit before tax	321.0	48.9		369.9
Taxation	(71.2)	(5.3)	(d)	(76.5)
Profit for the period	249.8	43.6		293.4

Weighted average shares outstanding in millions - basic	174.3	—		174.3
Basic earnings per share	1.43			1.68
Weighted average shares outstanding in millions - diluted	174.3	—		174.3
Diluted earnings per share	1.43			1.68

(a)Share based payment charge including employer payroll taxes of €8.6 million and non-operating M&A related costs of €3.1 million.
(b)Exceptional items which management believes will only recur over a limited number of financial periods based in most cases on the completion of the particular project or program, and do not have a continuing impact. See table ‘Adjusted EBITDA (unaudited) twelve months ended December 31, 2022’ for a detailed list of exceptional items.
(c)Elimination of €2.3 million of net gain recognized as part of refinancing activities and €9.2 million of foreign exchange translation gains.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA for the twelve months ended December 31, 2022 to the reported results of Nomad Foods for such period:
Adjusted EBITDA (unaudited)
Twelve Months Ended December 31, 2022

€ in millions	For the twelve months ended December 31, 2022
Profit for the period	249.8
Taxation	71.2
Net financing costs	54.4
Depreciation and amortization	88.6
Exceptional items:
Findus Switzerland integration costs	8.2	(a)
Impairment of customer relationships	5.8	(b)
Information Technology Transformation program	4.4	(c)
Business Transformation Program	37.0	(d)
Distribution network integration	2.2	(e)
Fortenova Group integration costs	9.5	(f)
Factory optimization	3.5	(g)
Settlement of legacy matters	(28.9)	(h)
Release of indemnification assets	7.0	(i)
Other Adjustments:
Other add-backs	11.7	(j)
Adjusted EBITDA (k)	524.4

(a)Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
(b)Charge for the impairment of our food service customer relationships in Sweden.
(c)Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
(d)Expenses associated with the multi-year, enterprise-wide transformation and optimization program which began in 2020. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
(e)Expenses associated with the restructuring of the sales operations in northern Italy which completed in 2023.
(f)Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
(g)Expenses associated with a three-year factory optimization program, initiated in 2018, to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. Due to delays in delivering the program, it was extended for an additional year and completed in 2022.
(h)Income and expenses associated with the release of acquired provisions relating to periods prior to acquisition by the Company and other gains or charges associated with items that were originally recognized as exceptional.
(i)Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.
(j)Represents the elimination of share based payment charge including employer payroll taxes of €8.6 million and elimination of non-operating M&A related costs of €3.1 million.
(k)Adjusted EBITDA margin of 17.8% for the twelve months ended December 31, 2022 is calculated by dividing Adjusted EBITDA by Revenue of €2,939.7 million.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth/(decline)
Year on Year Growth - December 31, 2023 compared with December 31, 2022:

	Three Months Ended December 31, 2023	Twelve Months Ended December 31, 2023
	YoY change	YoY change
Reported Revenue Growth	1.4%	3.6%

Of which:
Organic Revenue Growth/(Decline)	1.9%	4.9%
Translational FX (a)	(0.5)%	(1.3)%
Total	1.4%	3.6%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 2: Reconciliation from reported net cash flows from operating activities to Adjusted free cash flow
The following table is a reconciliation of reported net cash flows from operating activities to Adjusted free cash flow for the year ended December 31, 2023.
Reconciliation of net cash flows from operating activities to Adjusted free cash flow (unaudited)
Twelve Months Ended December 31, 2023

€ in millions	Twelve months ended December 31, 2023
Net Cash Flows From Operating Activities	430.8
Add back:
Cash flows relating to exceptional items (a)	67.6
Employer taxes related to share based payments (b)	2.0
Non-operating M&A costs (c)	1.0
Deduct:
Capital expenditure (d)	(82.4)
Net interest paid	(88.6)
Other financing cash flows	(0.4)
Payment of lease liabilities (e)	(30.1)
Adjusted free cash flow	299.9

Adjusted profit for the period	274.8
Adjusted free cash flow as % adjusted profit for the period	109%

(a)Adjustment to add back cash flows related to exceptional items which are not considered to be indicative of our ongoing operating cash flows.
(b)Adjustment to add back working capital movements related to employer taxes related to share based payments which are not considered to be indicative of our ongoing operating cash flows.
(c)Adjustment to add back cash flows related to non-operating M&A costs which are not considered to be indicative of our ongoing operating cash flows.
(d)Defined as the sum of property, plant and equipment and intangible assets purchased in the year, which are considered part of the underlying business cash flows.
(e)These lease liabilities are included in Net Cash Flows from Financing Activities. We believe these payments are part of the underlying business cash flows and should be reflected in Adjusted free cash flow.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its reiterated guidance with respect to organic net revenue growth, Adjusted EBITDA growth, free cash flow conversion, Adjusted EPS, and Adjusted EPS growth for 2024; (ii) its ability to generate stronger bottom-line growth and superior shareholder returns; and (iii) its success in 2024 and beyond.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova's frozen food businesses' and their impact on the Company’s growth; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; and (xxi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.